UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8841

NextEra Energy, Inc. Employee Retirement Savings Plan

(Full title of the plan)

NextEra Energy, Inc.

(Name of issuer of the securities held pursuant to the plan)

700 Universe Boulevard

Juno Beach, Florida 33408

(Address of principal executive office)

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Participants and the Employee Benefit Plans

Administrative Committee

NextEra Energy, Inc. Employee Retirement Savings Plan

Juno Beach, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of NextEra Energy, Inc. Employee Retirement Savings Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of NextEra Energy, Inc. Employee Retirement Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe Horwath LLP

We have served as the Plan’s auditor since 2007.

Columbus, Ohio

June 21, 2018

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2017 AND 2016

	December 31, 2017
	Participant- Directed	Nonparticipant- Directed	Total
ASSETS
Investments, at fair value (see Note 6)
Registered investment companies	$426,956,812	$10,270,951	$437,227,763
Collective trust funds	1,615,240,260	—	1,615,240,260
Common stock other than NextEra Energy, Inc. common stock	369,418,704	—	369,418,704
NextEra Energy, Inc. common stock	505,405,823	1,206,146,958	1,711,552,781

Total investments, at fair value	2,917,021,599	1,216,417,909	4,133,439,508
Investments, at contract value (see Note 7)	281,704,258	—	281,704,258

Total investments	3,198,725,857	1,216,417,909	4,415,143,766

Receivables
Participant loans	69,958,932	—	69,958,932
Pending trades due from brokers	107,183	—	107,183
Other receivables	1,481,184	8,326	1,489,510

Total receivables	71,547,299	8,326	71,555,625
Non-interest bearing cash	812,872	—	812,872

Total assets	3,271,086,028	1,216,426,235	4,487,512,263

LIABILITIES
Pending trades due to brokers	1,097,092	—	1,097,092
Other payables	1,347,177	187,524	1,534,701

Total liabilities	2,444,269	187,524	2,631,793

NET ASSETS AVAILABLE FOR BENEFITS	$3,268,641,759	$1,216,238,711	$4,484,880,470

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2017 AND 2016

	December 31, 2016
	Participant- Directed	Nonparticipant- Directed	Total
ASSETS
Investments, at fair value (see Note 6)
Registered investment companies	$371,045,386	$15,269,859	$386,315,245
Collective trust funds	1,412,853,250	—	1,412,853,250
Common stock other than NextEra Energy, Inc. common stock	270,387,389	—	270,387,389
NextEra Energy, Inc. common stock	424,506,346	961,994,763	1,386,501,109

Total investments, at fair value	2,478,792,371	977,264,622	3,456,056,993
Investments, at contract value (see Note 7)	321,574,692	—	321,574,692

Total investments	2,800,367,063	977,264,622	3,777,631,685

Receivables
Participant loans	70,823,295	—	70,823,295
Pending trades due from brokers	921,820	—	921,820
Other receivables	177,479	220,887	398,366

Total receivables	71,922,594	220,887	72,143,481
Non-interest bearing cash	354,442	—	354,442

Total assets	2,872,644,099	977,485,509	3,850,129,608

LIABILITIES
Pending trades due to brokers	664,816	—	664,816
Other payables	1,401,526	124,931	1,526,457

Total liabilities	2,066,342	124,931	2,191,273

NET ASSETS AVAILABLE FOR BENEFITS	$2,870,577,757	$977,360,578	$3,847,938,335

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2017

	Participant- Directed	Nonparticipant- Directed	Total
Additions to net assets attributed to:
Net appreciation in fair value of investments	$499,344,379	$291,905,794	$791,250,173
Interest income	9,216,460	—	9,216,460
Dividend income	28,871,112	31,079,148	59,950,260

Net investment income	537,431,951	322,984,942	860,416,893
Contributions
Participant	150,564,636	—	150,564,636
Employer—NextEra Energy, Inc. common stock	—	52,564,753	52,564,753

Total contributions	150,564,636	52,564,753	203,129,389
Transfer from/to nonparticipant-directed investments	49,343,871	1,700,000	51,043,871

Total net additions	737,340,458	377,249,695	1,114,590,153
Deductions from net assets attributed to:
Benefit payments to participants and beneficiaries	333,717,790	88,653,060	422,370,850
Management and administrative expenses	3,858,666	374,631	4,233,297
Transfer from/to participant directed investments	1,700,000	49,343,871	51,043,871

Total deductions	339,276,456	138,371,562	477,648,018

Net increase	$398,064,002	$238,878,133	$636,942,135

Net assets available for benefits at December 31, 2016	$2,870,577,757	$977,360,578	$3,847,938,335

Net assets available for benefits at December 31, 2017	$3,268,641,759	$1,216,238,711	$4,484,880,470

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

1. Description of the Plan

The following description of the NextEra Energy, Inc. Employee Retirement Savings Plan (the Plan) provides only general information. Participating employees (Participants) should refer to the Summary Plan Description available in their employee handbook (as updated periodically through Summaries of Material Modifications) for a more complete description of the Plan.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan includes a cash or deferred arrangement (Pretax Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code). The Pretax Option permits Participants to defer federal income taxes on their contributions (Pretax Contributions) until such contributions are distributed from the Plan.

Employees of NextEra Energy, Inc. (the Company/Employer) and its subsidiaries, with the exception of employees in the International Brotherhood of Electrical Workers local 2150 (IBEW 2150) at NextEra Energy Point Beach, LLC (NextEra Energy Point Beach), are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with the Company or certain of its subsidiaries or on the first day of any payroll period thereafter. Employees at NextEra Energy Point Beach represented by IBEW 2150 are eligible to participate in the Plan on the first day of employment or on the first day of any payroll period thereafter. Effective January 1, 2018, employees at NextEra Energy Point Beach represented by IBEW 2150 are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with the Company or on the first day of any payroll period thereafter.

The Plan contains employee stock ownership plan (ESOP) provisions. The ESOP is a stock bonus plan within the meaning of U.S. Treasury Regulation Section 1.401-1(b)(1)(iii) which is qualified under Section 401(a) of the Code and is designed to invest primarily in the common stock, par value $.01 per share, of the Company (Company Stock).

The Plan has a Dividend Payout Program which enables Participants to choose how their dividends on certain shares of Company Stock held in the Plan are to be paid. The options available to Participants include reinvestment of dividends in Company Stock or distribution of dividends in cash.

Trustee

Fidelity Management Trust Company (Trustee) administers the NextEra Energy, Inc. Employee Retirement Savings Plan Trust (Trust) established to hold the assets and liabilities of the Plan.

Administration of the Plan

The Plan is intended to qualify as a participant-directed account plan under Section 404(c) of ERISA. The Employee Benefit Plans Administrative Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named fiduciary responsible for the general operation and administration of the Plan (but not management or control of Plan assets), and the Employee Benefit Plans Investment Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named investment fiduciary, but is not directly responsible for the management and control of the Plan assets. The Employee Benefits Advisory Committee acts on behalf of the Company as the Plan Sponsor, as defined by ERISA. Fidelity Workspace Services LLC (Fidelity) provides recordkeeping services with respect to the Plan.

Employee Contributions

The Plan allows for combined pretax and/or Roth after-tax contributions by eligible employees up to the limit under    Code    Section 402(g), in whole percentages of up to 50% of their eligible earnings, as defined by the Plan (50% Limit). In addition, eligible employees age 50 or older who contributed the maximum annual amount allowable under the pretax and/or Roth after-tax options in the Plan have the option of contributing an additional pretax catch-up contribution or Roth catch-up contribution in accordance with Code Section 414(v), up to the 50% Limit. The Plan also allows for traditional after-tax contributions up to the 50% Limit.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

The table below presents the Roth after-tax and Roth catch-up contributions, subject to the 50% Limit, for the various eligible employee Participant groups covered by the Plan as of December 31, 2017 and 2016.

Participant Group *	Roth Contribution effective dates (includes after-tax and catch-up contributions)

NextEra Energy, Inc. and subsidiaries non-bargaining and certain bargaining unit employees not listed below	January 1, 2016

Employees represented by the NextEra Energy Seabrook, LLC (NextEra Energy Seabrook) bargaining unit	January 1, 2017

FPL bargaining unit employees and NextEra Energy Point Beach employees represented by IBEW 2150	January 1, 2018

*	NextEra Energy Duane Arnold, LLC (NextEra Energy Duane Arnold) bargaining unit employees represented by IBEW 204 are not eligible for these provisions.

The table below presents the auto enrollment Pretax Contributions for the various groups of eligible employees unless such employees revoke or modify their Pretax Contribution election within 60 days of their date of hire or rehire.

Participant Group *	Deemed Pretax Contribution

NextEra Energy, Inc. and subsidiaries non-bargaining and bargaining unit employees not listed below	3% for employees hired or rehired on or after January 1, 2015

NextEra Energy Point Beach bargaining unit employees represented by IBEW 2150	3% for employees hired or rehired on or after January 1, 2008

NextEra Energy Seabrook bargaining unit employees	3% for employees hired or rehired on or after March 1, 2017

NextEra Energy Maine Operating Services, LLC (NextEra Energy Maine) bargaining unit employees	3% for employees hired or rehired on or after July 1, 2015

FPL bargaining unit employees	3% for employees hired or rehired on or after January 1, 2018

*	NextEra Energy Duane Arnold bargaining unit employees represented by IBEW 204 are not eligible for these provisions.

Participants can elect to invest in any combination of different investment options offered under the Plan. Participants may change their investment elections daily, subject to Fidelity’s excessive trading policy and the Plan’s limitations on investments in Company Stock.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Employer Contributions

The Company provides matching contributions through the ESOP in the form of Company Stock. The table below presents the Employer contribution formula for the various Participant groups covered by the Plan as of December 31, 2017 and 2016.

Participant Group	Benefit

NextEra Energy, Inc. and subsidiaries non-bargaining and bargaining unit employees not listed below	100% on the first 3% of employee contributions 50% on the next 3% of employee contributions 25% on the next 1% of employee contributions

NextEra Energy Seabrook non-bargaining employees hired prior to November 1, 2002 NextEra Energy Seabrook bargaining unit employees hired prior to January 1, 2004	100% on the first 3% of employee contributions

NextEra Energy Duane Arnold non-bargaining employees hired prior to January 27, 2006

NextEra Energy Point Beach non-bargaining employees hired prior to September 28, 2007

NextEra Energy Duane Arnold bargaining unit employees and NextEra Energy Point Beach bargaining unit employees (not represented by IBEW 2150)

100% on the first 3% of employee contributions 50% on the next 2% of employee contributions

NextEra Energy Point Beach bargaining unit employees represented by IBEW 2150 participating through December 31, 2017, subsequently they will be included in the NextEra Energy, Inc. and subsidiaries non-bargaining and bargaining unit employees group above

100% on the first 1% of employee contributions 50% on the next 6% of employee contributions

Forfeitures

Forfeitures of non-vested Company matching contributions due to termination of employment may be used to restore amounts previously forfeited or to reduce the amount of future Company matching contributions to the Plan or may be applied to administrative expenses. Forfeitures used to reduce Employer contributions in 2017 totaled $1,700,000 and forfeitures applied to administrative fees in 2017 totaled $444,505. At December 31, 2017 and 2016, the balance of the forfeiture account was $133,798 and $91,874, respectively.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Vesting

Participants are immediately 100% vested in employee contributions.

The table below presents the vesting schedule for Company matching contributions of the various Participant groups covered by the Plan as of December 31, 2017 and 2016.

Participant Group	Vesting of Company Match

NextEra Energy, Inc. and subsidiaries non-bargaining and bargaining unit employees, not listed below	Company matching contributions are vested 20% for each year of service and are fully vested upon a Participant attaining five years of service

NextEra Energy Seabrook non-bargaining employees hired prior to November 1, 2002

NextEra Energy Duane Arnold non-bargaining employees hired prior to January 27, 2006

NextEra Energy Duane Arnold bargaining unit employees existing on the date of acquisition of the Duane Arnold Energy Center (January 27, 2006)

NextEra Energy Point Beach non-bargaining employees hired prior to September 28, 2007

NextEra Energy Point Beach bargaining unit employees existing on the date of acquisition of the Point Beach Nuclear Plant (September 28, 2007)

NextEra Energy Seabrook bargaining unit employees hired prior to January 1, 2009

Company matching contributions are fully vested immediately

NextEra Energy Maine non-bargaining employees hired prior to August 1, 2006 NextEra Energy Maine bargaining unit employees hired prior to May 15, 2008	Company matching contributions are fully vested after attaining six months of service

NextEra Energy Point Beach bargaining unit employees represented by IBEW 2150 hired on or after September 28, 2007 but prior to January 1, 2018	Company matching contributions are fully vested after attaining one year of service

Upon death, total and permanent disability or certain other circumstances an employee may become 100% vested. In addition, in certain circumstances, such as acquisitions or divestitures, the Plan may recognize previous service for vesting purposes.

Participant Loans

Each Participant may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the account (reduced by any outstanding loans), whichever is less. The vested portion of a Participant’s account will be pledged as security for the loan. Participants may not have more than two loans outstanding from the Plan at any time. Participant loans have a fixed annual interest rate based on the prime rate which is updated quarterly. Loans outstanding at December 31, 2017 carry an interest rate of 3.25% to 4.25% and mature between 2018 and 2023.

Benefit Payments and Withdrawals

Withdrawals by Participants from their accounts during their employment are permitted with certain penalties and restrictions. The penalties may limit a Participant’s contributions to the Plan for varying periods following a withdrawal. Upon termination from employment, Participants are eligible to receive a distribution of the full value of their vested account balance. Terminated Participants can elect to receive a full payment, partial payments, or installments over a period of up to ten years.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Administrative Expenses

The Company pays a portion of the administrative expenses of the Plan. Additionally, Plan participants pay a fee of $61 per year to cover some of the administrative expenses of the Plan. All other expenses are paid directly by the Plan through forfeitures or revenue sharing that the Plan receives either directly or indirectly from certain of the Plan’s investment options. Any fees paid directly by the Company are not included in the financial statements.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are reported at fair value, except for the fully benefit-responsive investment contracts, which are reported at contract value. Fair value measurement guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy intended to disclose information about the relative reliability of fair value measurements, with the highest priority being unadjusted quoted prices in active markets for identical assets or liabilities.

In some cases, a valuation approach used to measure fair value may include inputs from multiple levels of fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The Plan recognizes transfers into and out of fair value hierarchy levels at the beginning of the period.

The following are descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments held by the Plan.

Registered investment companies (mutual funds), Company Stock, and common stock: Investments in shares of registered investment companies are valued at quoted market prices in active markets (Level 1 inputs), which represent the net asset value of such shares at year-end. Investments in shares of actively traded money market mutual funds are stated at the net asset value of such shares held at year-end (Level 1 inputs). Company Stock and other publicly traded common stock are valued at their quoted market price in active markets (Level 1 inputs). Certain common stock is valued using significant unobservable inputs (Level 3 inputs).

Collective trust funds: The fair values of participation units held in collective trust funds are based on the net asset value per unit share reported by the fund manager as of the financial statement dates and on recent transaction prices (Level 2 inputs). Each collective trust fund provides for daily redemptions reported at net asset value per unit share, with no advance notice requirement.

The following is a description of the valuation methods and assumptions used by the Plan to report the contract value of the fully benefit-responsive synthetic guaranteed investment contracts held by the Plan.

Investment contracts (wrapper contracts): The Managed Income Fund holds fully benefit-responsive investment contracts (wrapper contracts) (see Note 7 – Managed Income Fund) with various insurance companies and financial institutions in order to provide Participants with a stable, fixed-rate of return on investments and protection of principal from changes in market interest rates. The crediting interest rate resets monthly and is based on an agreed-upon formula with the issuers, but cannot be less than zero. The key factors that influence future rates could include the following: the level of market interest rates, the difference between the fully benefit-responsive investment contracts’ book and market values, the amount and timing of Participant contributions, transfers and withdrawals into/out of the fully benefit-responsive investment contracts, and the duration of the underlying investments backing the fully benefit-responsive investment contracts.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

The wrapper contracts within the Managed Income Fund are a synthetic guaranteed investment contract which is valued at the contract value of the underlying investments of the contracts, primarily debt securities and wrapper contracts. The underlying investments in the Managed Income Fund include U.S. Treasury notes, asset-backed and mortgage-backed securities, corporate bonds and government agency notes. The contracts are unallocated in nature and are fully benefit-responsive. Therefore, net assets available for benefits reflects the contract value of the Managed Income Fund. There are no reserves against contract values (which represent contributions made under the contract, plus earnings, less withdrawals and administrative expenses) for credit risk of the contract issuer or otherwise. Wrapper contracts provide the Managed Income Fund with the ability to use contract value accounting to maintain a constant $1.00 unit price. Wrapper contracts also provide for the payment of participant-directed withdrawals and exchanges at contract value (principal and interest accrued to date) during the term of the wrapper contracts. However, withdrawals prompted by certain events (e.g., layoffs, retirement during specified early retirement window periods, spin-offs, sale of a division, facility closings, plan terminations, partial plan terminations, changes in law or regulation, material breach of contract responsibilities, loss of the Plan’s qualified status, etc.) may be paid at fair value which may be less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to be paid at less than contract value is not probable. A contract issuer may terminate a wrapper contract at any time; however, if the fair value of the contract is less than the contract value, the contract issuer can either hold the contract until the fair value and contract value are equal or make up the difference between the two. If the funds in the wrapper contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

Investment Income Recognition

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the average cost method of the securities. The carrying amounts of securities held in Participants’ accounts are adjusted daily. Unrealized appreciation or depreciation is recorded to recognize changes in fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits distributed to Participants are recorded when paid.

Participant Loans

Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the Participants’ account balances in the Plan.

3. Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility, which could result in changes in the value of such securities. Due to the level of risk associated with certain types of investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

4. Nonparticipant-Directed Investments

The “Nonparticipant-Directed” net assets of the Plan and changes therein represent Employer contributions into the ESOP component of the Plan. Participants have the option to reinvest nonparticipant-directed shares daily among any of the other investment options available under the Plan.

5. Parties-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer, and certain others.

Dividend income earned by the Plan includes dividends on Company Stock. In accordance with the Plan and the Company’s Dividend Reinvestment and Direct Stock Purchase Plan in which the Trustee participates, participants may elect to reinvest dividends in Company Stock or receive dividends in cash. During 2017, dividends on shares of Company Stock held in Participants’ accounts totaled $44,327,677.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

During 2017, employer contributions of Company Stock credited to Participant’s accounts totaled $52,564,753 which equates to 377,879 shares. At December 31, 2017 and 2016, the number of shares of Company Stock held in Participants’ accounts totaled 10,958,146 and 11,606,405, respectively, with a fair value of $1,711,552,781 and $1,386,501,109, respectively. Realized gains on shares of Company Stock sold by Participants during the Plan year totaled $31,377,131.

Certain fees were paid by the Plan to the managers of the investments held in the Plan and certain Plan investments are managed by an affiliate of the Trustee or investment advisors of the Plan. These transactions qualify as party-in-interest transactions. The Plan also pays for various administrative expenses to service providers which constitute party-in-interest transactions. Additionally, the Plan reimburses the Company for a portion of the costs incurred in the administration of the Plan which are considered party-in-interest transactions. Participant loans held by the Plan of $69,958,932 and $70,823,295 at December 31, 2017 and December 31, 2016, respectively, are also considered party-in-interest transactions.

6. Investments

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets that are measured at fair value on a recurring basis as of December 31, 2017:

	Fair Value Measurements At December 31, 2017 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Participant-directed investments:
Registered investment companies	$426,956,812	$—	$—	$426,956,812
Collective trust funds	—	1,615,240,260	—	1,615,240,260
Common stock other than NextEra Energy, Inc. common stock	366,789,979	—	2,628,725	369,418,704
NextEra Energy, Inc. common stock	505,405,823	—	—	505,405,823

Total participant-directed investments	1,299,152,614	1,615,240,260	2,628,725	2,917,021,599
Nonparticipant-directed investments:
NextEra Energy, Inc. common stock	1,206,146,958	—	—	1,206,146,958
Registered investment companies	10,270,951	—	—	10,270,951

Total nonparticipant-directed investments	1,216,417,909	—	—	1,216,417,909
Total investments in the fair value heirarchy	2,515,570,523	1,615,240,260	2,628,725	4,133,439,508

Investments at contract value				281,704,258

Total investments				$4,415,143,766

During the 2017 Plan year there were no transfers between Level 1 and Level 2 investments.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets that are measured at fair value on a recurring basis as of December 31, 2016:

	Fair Value Measurements At December 31, 2016 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Participant-directed investments:
Registered investment companies	$371,045,386	$—	$—	$371,045,386
Collective trust funds	—	1,412,853,250	—	1,412,853,250
Common stock other than NextEra Energy, Inc. common stock	267,670,134	—	2,717,255	270,387,389
NextEra Energy, Inc. common stock	424,506,346	—	—	424,506,346

Total participant-directed investments	1,063,221,866	1,412,853,250	2,717,255	2,478,792,371
Nonparticipant-directed investments:
NextEra Energy, Inc. common stock	961,994,763	—	—	961,994,763
Registered investment companies	15,269,859	—	—	15,269,859

Total nonparticipant-directed investments	977,264,622	—	—	977,264,622
Total investments in the fair value heirarchy	2,040,486,488	1,412,853,250	2,717,255	3,456,056,993

Investments at contract value				321,574,692

Total investments				$3,777,631,685

During the 2016 Plan year there were no transfers between Level 1 and Level 2 investments.

7. Managed Income Fund

The contract value of fully benefit-responsive investment contracts was $281,704,258 and $321,574,692, respectively, at December 31, 2017 and 2016. The contract value of fully benefit-responsive investment contracts includes a government short-term collective investment trust in the amount of $3,417,857 and $708,147, respectively, at December 31, 2017 and 2016. The contract value of fully benefit-responsive investment contracts excludes short term investments in registered investment companies that are not covered by the wrapper contracts. These investments are reported at fair value in the amount of $4,206,125 and $2,774,449, respectively, at December 31, 2017 and 2016.

8. Income Taxes

On June 17, 2015, the Internal Revenue Service (IRS) made a favorable determination that the Plan meets the requirements of Section 401(a) of the Code. The Plan has been amended since receiving the favorable determination letter and due to expiry of the determination letter program, no new letter is expected. The Company and the plan administrator believe that the Plan is currently designed and operated in material compliance with the applicable requirements of the Code and that the Plan continues to be tax-exempt. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan meets the requirements of Section 401(k) of the Code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. Participants are given the option to receive dividend distributions on Company Stock in cash; all vested dividends earned by Participants are deductible by the Company.

Company matching contributions to the Plan on a Participant’s behalf, the Participant’s Pretax Contributions, and the earnings thereon generally are not taxable to the Participant until such Company matching contributions, Pretax Contributions, and earnings thereon are distributed or withdrawn. Participant’s Roth after-tax contributions and the earnings thereon generally are not taxable to the Participant if made as a qualified distribution. Earnings on traditional after-tax contributions are not taxable to the Participant until distributed or withdrawn. A loan from a Participant’s account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

Accounting principles generally accepted in the United States of America require plan administrators to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, respectively, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities, and an IRS audit is currently in progress for 2014 and 2015. The plan administrator believes it is no longer subject to income tax examinations by the IRS for years prior to 2014.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Common Stock:
	AETNA INC	5,102	**	920,350
	ALASKA AIR GROUP INC	21,454	**	1,577,084
	ALEXION PHARMACEUTICALS INC	20,308	**	2,428,634
	ALIBABA GROUP HLD LTD SPON ADR	39,300	**	6,776,499
	ALNYLAM PHARMACEUTICALS INC	15,883	**	2,017,935
	ALPHABET INC CL C	6,542	**	6,845,548
	ALPHABET INC CL A	11,600	**	12,219,439
	AMAZON.COM INC	16,900	**	19,764,042
	AMERICAN AIRLINES GROUP INC	75,898	**	3,948,972
	AMERICAN WATER WRKS COMPANY	14,900	**	1,363,201
	ANTHEM INC	15,153	**	3,409,577
	APPLE INC	59,900	**	10,136,877
	BECTON DICKINSON & CO	26,326	**	5,635,344
	BIOGEN INC	8,715	**	2,776,338
	BOEING CO	39,839	**	11,748,919
	CIGNA CORP	34,363	**	6,978,782
	CENTENE CORP	8,114	**	818,540
	CROWN CASTLE INTL CORP	29,100	**	3,230,391
	DANAHER CORP	26,100	**	2,422,602
	DOLLAR GENERAL CORP	51,500	**	4,790,015
	ELECTRONIC ARTS INC	13,900	**	1,460,334
	FACEBOOK INC A	70,649	**	12,466,723
	FORTIVE CORP	18,150	**	1,313,153
	GLOBAL PAYMENTS INC	24,953	**	2,501,289
	HILTON INC	47,665	**	3,806,527
	HOME DEPOT INC	8,200	**	1,554,146
	HUMANA INC	7,341	**	1,821,082
	INCYTE CORP	12,522	**	1,185,959
	INTERCONTINENTAL EXCHANGE INC	49,900	**	3,520,944
	DROPBOX INC CL A	2,648	**	37,708
	DROPBOX INC PC PERP C PP	13,265	**	204,546
	INTUIT INC	24,436	**	3,855,512
	INTUITIVE SURGICAL INC	17,170	**	6,266,020
	MERCK & CO INC NEW	37,900	**	2,132,633
	MICROSOFT CORP	179,400	**	15,345,876
	MORGAN STANLEY	78,389	**	4,113,071
	NETFLIX INC	10,100	**	1,938,796
	NIKE INC CL B	13,900	**	869,445
	NVIDIA CORP	800	**	154,800
	AIRBNB PC D PP	6,435	**	606,113
	AIRBNB INC SER E PC PP	2,935	**	276,448
	UBER TECHNOLOGIES 8% PC E PP	10,648	**	371,828
	UBER TECHNOLOGIES SER G PP	6,243	**	218,006
	PAYPAL HLDGS INC	64,300	**	4,733,766
	PHILIP MORRIS INTL INC	27,155	**	2,868,926
	FLIPKART LTD SER G PC PP	3,046	**	360,565

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	THE BOOKING HOLDINGS INC	6,830	**	11,868,764
	RED HAT INC	28,200	**	3,386,820
	ROSS STORES INC	32,000	**	2,568,000
	SALESFORCE.COM INC	47,100	**	4,815,033
	SCHWAB CHARLES CORP	28,466	**	1,462,298
	SEMPRA ENERGY	14,400	**	1,539,648
	SERVICENOW INC	20,315	**	2,648,873
	STRYKER CORP	25,929	**	4,014,846
	TD AMERITRADE HOLDING CORP	43,364	**	2,217,201
	T-MOBILE US INC	39,800	**	2,527,698
	TENCENT HOLDINGS LTD UNS ADR	66,800	**	3,468,256
	TESLA INC	7,120	**	2,216,812
	UNITEDHEALTH GROUP INC	36,500	**	8,046,790
	VERTEX PHARMACEUTICALS INC	32,983	**	4,942,832
	VISA INC CL A	104,000	**	11,858,080
	VMWARE INC CL A	25,763	**	3,228,619
	WORKDAY INC CL A	13,000	**	1,322,620
	XILINX INC	27,553	**	1,857,623
	YUM BRANDS INC	25,200	**	2,056,572
	MAGIC LEAP INC PC SER C PP	10,937	**	295,299
	ASML HLDG NV (NY REG SHS) NEW	6,400	**	1,112,448
	WILLIS TOWERS WATSON PLC	12,760	**	1,922,804
	FLIPKART LTD SER A PC PP	208	**	18,115
	FLIPKART LTD SER C PC PP	358	**	31,179
	FLIPKART LTD SER E PC PP	670	**	58,353
	FLIPKART LTD ORDNRY SHARES P/P	596	**	51,908
	RESTAURANT BRANDS INTRNTNL INC	34,300	**	2,108,764
	SHOPIFY INC CL A (US)	12,318	**	1,244,118
	WASTE CONNECTIONS INC (US)	36,350	**	2,578,669
	MAGIC LEAP INC PC SER D PP	3,654	**	98,658
	ABIOMED INC	24,443	**	4,580,863
	AFFILIATED MANAGERS GRP INC	20,215	**	4,149,129
	ATHENAHEALTH INC	22,077	**	2,937,124
	BIO TECHNE CORP	42,371	**	5,489,163
	BIOVERATIV INC W/I	67,666	**	3,648,551
	BLACKBAUD INC	49,686	**	4,694,830
	CARS.COM INC	105,841	**	3,052,454
	CORE LABORATORIES NV	22,698	**	2,486,566
	DUNKIN BRANDS GROUP INC	79,734	**	5,140,451
	EQUITY COMMONWEALTH	176,844	**	5,395,510
	EXPEDITORS INTL OF WASH INC	47,609	**	3,079,826
	GRACO INC	87,441	**	3,954,082
	J2 GLOBAL INC	55,309	**	4,149,834
	LENDINGCLUB CORP	439,804	**	1,816,391
	LENDINGTREE INC	17,658	**	6,011,666
	LIBERTY TRIPADVISOR HOLDG A WI	244,592	**	2,305,280
	MSCI INC	31,106	**	3,936,153
	OUTFRONT MEDIA INC	145,474	**	3,374,997
	PAYCOM SOFTWARE INC	49,336	**	3,963,161
	REDFIN CORP	66,032	**	2,068,122
	SHUTTERSTOCK INC	77,753	**	3,345,712
	UBIQUITI NETWORKS INC	50,372	**	3,577,419
	WISDOMTREE INVESTMENTS INC	138,532	**	1,738,577
	YELP INC	91,026	**	3,819,451
	ZEBRA TECHNOLOGIES CORP CL A	33,000	**	3,425,400

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	LOGITECH INTL SA REG	143,927	**	4,859,355
	WIX.COM LTD	53,130	**	3,057,632
*	NEXTERA ENERGY, INC. (PARTICIPANT DIRECTED)	3,235,840	**	505,405,823
*	NEXTERA ENERGY, INC. (NON-PARTICIPANT DIRECTED)	7,722,306	193,508,439	1,206,146,958

	Total Common Stock		193,508,439	2,080,971,485

	Collective Trust Funds:
*	PIMCO DIVERSIFIED REAL ASSET TRUST	775,254	**	10,799,291
*	BLACKROCK RUSSELL 2000 INDEX FUND M	452,346	**	9,179,901
*	ARISTOTLE SMALL CAP EQUITY COLLECTIVE TRUST	7,980,986	**	94,095,827
*	BTC RUSSELL 3000 M	5,531,635	**	80,351,972
*	BTC US DEBT INDEX W	2,580,531	**	55,871,247
*	BTC ACWI EX US IMI M	3,080,138	**	43,725,953
*	BTC EQUITY INDEX T	1,785,598	**	188,943,074
*	COHEN & STEERS US REALTY SHARES B	4,618,830	**	60,783,797
*	FIDELITY LOW-PRICED STOCK POOL	6,227,528	**	89,240,470
*	LS CORE PL FXINC D	4,652,558	**	67,834,294
*	FISHER INVESTMENTS EMERGING MARKETS EQUITY COLLECTIVE TRUST	1,392,864	**	18,915,097
*	VANGUARD TARGET RETIREMENT	925,188	**	47,434,366
*	VANGUARD TARGET 2015	2,450,303	**	125,798,542
*	VANGUARD TARGET 2025	5,825,404	**	310,901,816
*	VANGUARD TARGET 2035	4,513,982	**	247,817,626
*	VANGUARD TARGET 2045	2,242,536	**	127,510,585
*	VANGUARD TARGET 2055	408,350	**	28,470,135
*	VANGUARD TARGET 2065	8,349	**	187,762
*	SSBK GOVERNMENT STIF FUND (US LARGE CAP GROWTH FUND)	3,645,735	**	3,645,735
*	SSBK GOVERNMENT STIF FUND (EQUITY INCOME TRP FUND)	55,552	**	62,383
*	SSBK STIF FUND (SMALL MID CAP GROWTH FUND)	3,670,387	**	3,670,387
*	SSBK GOVERNMENT STIF FUND (MANAGED INCOME FUND)	3,417,857	**	3,417,857

	Total Collective Trust Funds		—	1,618,658,117

	Registered Investment Companies:
*	EATON VANCE FLOATING-RATE & HIGH INCOME FUND R6	1,782,643	**	15,794,213
*	VANGUARD PRIME CAP CORE FUND	4,600,567	**	123,755,261
*	VANGUARD VMMR-FED MONEY MARKET	82,043,388	**	82,043,388
*	JPM EQUITY INCOME R6 FUND	5,684,643	**	98,912,790
*	AF EUROPAC GROWTH R6	1,812,484	**	101,752,844
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (NEXTERA ENERGY, INC. PARTICIPANT DIRECTED)	492,191	**	492,191
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (NEXTERA ENERGY, INC. NON-PARTICIPANT DIRECTED)	10,270,951	10,270,951	10,270,951
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (MANAGED INCOME FUND)	4,206,125	**	4,206,125

	Total Registered Investment Companies		10,270,951	437,227,763

	U.S. Treasury Notes:
	USTN 1.375% 03/31/20	21,371,000	**	21,193,447
	USTN 1.375% 04/30/20	3,621,000	**	3,584,259
	USTN 1.75% 12/31/20	33,214,000	**	32,983,804

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	USTN 0.75% 07/15/19	4,588,000	**	4,526,295
	USTN 1.25% 10/31/21	6,928,000	**	6,726,058
	UST NOTE 1.875% 03/31/22	10,816,000	**	10,745,151
	UST NOTES 1.625% 07/31/20	10,898,000	**	10,887,092
	USTN 1.5% 4/15/20	5,021,000	**	4,989,854
	USTN 1.5% 05/15/20	5,068,000	**	5,028,774
	USTN 1.625% 08/31/22	3,418,000	**	3,351,665

	Total U.S. Treasury Notes		—	104,016,399

	Government Agency Notes:
	FNMA 1.5% 11/30/20	3,658,000	**	3,608,700
	FNMA 1% 02/26/19	2,363,000	**	2,348,303
	FNMA 0.875% 08/02/19	953,000	**	941,080
	FNMA 1% 10/24/19	3,282,000	**	3,234,211
	NYC TFA (PIT) 2.05% 08/01/23	165,000	**	160,931
	NYC TFA (PIT) 2.85% 02/01/24	155,000	**	157,103
	NYS UDC 2.67% 03/15/23	775,000	**	778,311
	NYS UDC 2.7% 03/15/23	630,000	**	629,118

	Total Government Agency Notes		—	11,857,757

	Mortgage Backed Securities:
	BACM 2016-UB10 A2 2.723% 06/49	415,000	**	416,523
	COMM 2015-CR22 A2 2.856% 03/48	214,000	**	216,629
	COMM 15-CR23 ASB 3.257% 05/48	198,000	**	203,220
	COMM 15-CR26 ASB 3.373% 10/48	163,000	**	168,579
	CSMC 16-NXSR A1 1.9708% 12/49	143,943	**	142,734
	CSAIL 17-CX9 A2 3.0538% 09/50	460,000	**	467,406
	COMM 2012-LC4 A4 3.288% 12/44	680,000	**	694,175
	COMM 2012-CR3 ASB 2.372% 11/45	406,308	**	406,115
	COMM 2012-CR3 A3 2.822% 10/45	319,000	**	320,292
	COMM 2013-CR6 A4 3.101% 03/46	358,000	**	363,822
	COMM 2013-CR7 A4 3.213% 03/46	505,000	**	516,597
	COMM 2013-CR8 A5 3.612% 06/46	209,000	**	217,635
	COMM 2014-CR17 A2 3.012% 05/47	490,000	**	496,149
	COMM 2014-CR18 A2 2.924% 07/47	380,000	**	382,769
	CSAIL 2015-C2 ASB 3.2241% 6/57	169,000	**	172,514
	CSAIL 2016-C7 A1 1.5786% 11/49	218,870	**	216,264
	CGCMT 2016-P6 A1 1.884% 12/49	74,679	**	74,048
	CGCMT 2012-GC8 A4 3.024% 9/45	425,000	**	431,947
	CGCMT 13-GC11 A4 3.093% 04/46	82,000	**	83,389
	CGCMT 2017-P7 A2 3.199% 04/50	286,000	**	292,828
	CGCMT 2016-P4 A2 2.446% 07/49	154,000	**	153,827
	FHLG 15YR 4.50% 8/18 #E98688	8,331	**	8,415
	FHLG 15YR 4.50% 9/18 #E99205	3,786	**	3,828
	FHLG 15YR 4.50% 10/18 #E99833	4,685	**	4,737
	FHLM ARM 3.53% 4/40 #1B4657	27,799	**	29,138
	FHLM ARM 3.58% 4/40 #1B4702	29,131	**	30,664
	FHLG 7.50% 7/34 #G02115	98,859	**	115,005
	FHLG 15YR 5.00% 3/19 #G13052	11,430	**	11,577
	FHLG 15YR 5.00% 4/20 #G13598	19,753	**	20,099
	FHLG 15YR 3.5% 08/30#G15273	471,188	**	488,663
	FHLG 25YR 5.50% 7/35 #G05815	40,538	**	45,012
	FHLM ARM 4.941% 11/35 #1J1228	20,489	**	21,090
	FHLG 20YR 3.5% 06/32#C91456	666,535	**	695,097
	FHLM ARM 3.717% 05/41#1B8124	19,812	**	20,825
	FHLM ARM 3.224% 4/41#1B8179	15,080	**	15,818

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	FHLM ARM 3.464% 5/1/41#1B8304	15,740	**	16,537
	FHLM ARM 3.627% 6/1/41#1B8372	17,907	**	18,822
	FHLM ARM 3.283 6/1/41	18,343	**	19,238
	FHLM ARM 2.98% 8/41 #1B8533	42,556	**	45,006
	FHLM ARM 3.07% 9/41 #1B8608	25,216	**	26,381
	FHLM ARM 3.242% 9/1/41#1B8659	15,031	**	15,733
	FHLG 5.50% 3/34 #G01665	58,809	**	65,360
	FHLG 15YR 5.50% 4/18 #G11389	173	**	174
	FHLG 15YR 4.00% 9/25 #E02787	115,512	**	120,541
	FHLG 15YR 4.00% 4/26 #E02867	61,723	**	64,641
	FHLG 15YR 4.50% 11/18 #B10931	3,370	**	3,414
	FHLM ARM 4.199% 8/36 #848185	16,696	**	17,548
	FHLM AR 12M+187.9 10/42#849255	73,973	**	77,407
	FHLG 15YR 3% 05/29#J29409	1,140,696	**	1,167,990
	FHLG 5.50% 5/34 #Z40042	444,719	**	493,323
	FNR 2013-16 GP 3% 03/33	401,107	**	408,077
	FNR 2014-83 P 3% 06/43	542,351	**	548,215
	FNR 2015-32 PA 3% 4/44	437,620	**	442,580
	FNR 2015-28 P 2.5% 5/45	1,136,551	**	1,128,011
	FNR 2015-28 JE 3% 05/45	928,060	**	941,305
	FNR 2015-42 LE 3% 06/45	675,762	**	685,571
	FNR 2015-49 LE 3% 07/45	485,516	**	492,145
	FNR 2015-54 GA 2.5% 07/45	602,993	**	601,461
	FNR 2016-19 AH 3% 04/46	537,896	**	545,443
	FNR 2016-26 CG 3% 05/46	1,351,028	**	1,369,455
	FNR 2016-27 HK 3% 01/41	704,406	**	713,660
	FNR 2016-27 KG 3% 01/40	353,599	**	358,126
	FNR 2016-37 BK 3% 06/46	1,422,733	**	1,442,192
	FNR 2016-34 GH 3% 06/46	1,355,608	**	1,374,814
	FNR 2016-105 PA 3.5% 4/45	686,964	**	709,927
	FNR 2016-100 P 3.5% 11/44	1,061,200	**	1,096,823
	FNR 2017-11 HA 3.5% 12/45	1,080,566	**	1,118,895
	FNR 2017-20 AP 3.5% 03/45	1,161,871	**	1,200,926
	FNR 2017-74 PA 3.5% 11/45	961,933	**	991,223
	FNR 2017-97 P 3% 01/47	689,362	**	697,596
	FHR 4046 LA 3% 11/2026	296,085	**	299,963
	FHR 2015-4472 WL 3% 05/45	453,079	**	459,596
	FHR 4656 PA 3.5% 10/45	712,307	**	737,503
	FHR 4683 EA 2.5% 05/47	964,951	**	963,612
	FHR SER 4221 CLS GA 1.4% 7/23	326,907	**	322,015
	FNMA 5.50% 11/34 #310105	322,196	**	358,162
	FNMA ARM 3.228% 7/41#AI3469	19,968	**	20,927
	FNMA ARM 3.01% 8/41 #AI4358	7,961	**	8,311
	FNMA ARM 3.545% 07/41#AI6050	26,469	**	28,013
	FNMA ARM 3.365% 10/41#AI6819	12,863	**	13,333
	FNMA 15YR 3.5% 07/26#AI7819	36,804	**	38,172
	FNMA ARM 09/41#AI9813	15,652	**	16,508
	FNMA ARM 10/41#AJ3399	6,213	**	6,498
	FNMA ARM 2.69% 9/41 #AH5260	76,381	**	79,252
	FNMA ARM 2.57% 10/41 #AH5261	38,025	**	39,447
	FNMA 15YR 3.50% 1/26 #AL1168	96,121	**	99,739
	FNMA 15YR 3.50% 3/27 #AL1746	435,057	**	451,566
	FNMA 20YR 2.5% 01/33#AL2974	188,008	**	188,194
	FNMA 20YR 2.5% 01/33#AL2975	213,620	**	214,098
	FNMA 20YR 2.5% 01/33#AL2976	125,427	**	125,708

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	FNMA 20YR 2.5% 01/33#AL2982	151,952	**	152,293
	FNMA 15YR 3.5% 10/29#AL5851	152,273	**	158,718
	FNMA 15YR 3.5% 09/29#AL5878	362,269	**	377,602
	FNMA 15YR 4.5% 11/25#AL8242	251,434	**	264,565
	FNMA 15YR 3% 09/31#AL8853	1,799,885	**	1,843,373
	FNMA ARM 06/42#AO2244	29,656	**	30,694
	FNMA 15YR 3.5% 01/27 #AX1909	167,969	**	174,212
	FNMA 6.50% 7/32 #545759	16,524	**	18,854
	FNMA 6.50% 7/32 #545762	9,667	**	11,027
	FNR 2011-26 PA 4.5% 04/41	312,534	**	331,841
	FHR 2010-3645 KP 5% 02/40	240,038	**	259,682
	FNMA ARM 4.68% 11/34 #735011	30,276	**	31,187
	FNMA 6.50% 12/32 #735415	9,625	**	10,979
	FNMA 6.50% 7/35 #745092	10,649	**	12,196
	FNMA ARM 4.53% 12/34 #802852	26,250	**	27,844
	FNMA 6.50% 8/36 #888034	13,743	**	15,666
	FNMA 6.50% 8/36 #888544	46,032	**	52,578
	FNMA ARM 4.21% 5/35 #889946	42,311	**	44,422
	FNMA ARM 4.30% 2/35 #995017	352,014	**	368,420
	FNMA ARM 7/35 #995414	45,438	**	48,099
	FNMA ARM 4.55% 10/35 #995415	166,789	**	174,761
	FNMA ARM 11/36 #995606	43,869	**	45,783
	FNMA ARM 2.61% 4/35 #995609	17,035	**	17,909
	FNMA 10YR 2% 08/23#MA1535	408,002	**	407,283
	FNMA ARM 12/33#AD0066	16,331	**	16,976
	FNMA 6.50% 12/35 #AD0723	56,061	**	63,934
	FNMA ARM 3.47% 3/40 #AD0820	30,518	**	32,169
	FNMA ARM 3.60% 3/40 #AD1555	38,092	**	40,073
	FNMA 6.50% 8/36 #AE0746	40,961	**	46,769
	FNMA ARM 11/40#AE6806	6,781	**	7,111
	GSMS 2012-GC6 A3 3.482% 01/45	304,849	**	314,526
	GSMS 2013-GC10 A4 2.681% 02/46	131,000	**	130,933
	GSMS 2013-GC10 A5 2.943% 02/46	622,000	**	628,605
	GSMS 2012-GCJ7 A4 3.377% 05/45	995,114	**	1,020,715
	GSMS 2012-GCJ9 A3 2.773% 11/45	468,999	**	471,011
	GSMS 15-GC32 AAB 3.513% 7/48	204,000	**	211,450
	GSMS 2015-GC28 AAB 3.206% 2/48	221,000	**	226,293
	GSMS 2016-GS4 A1 1.532% 11/49	70,989	**	70,142
	GSMS 14-GC18 AAB 3.648% 01/47	89,000	**	92,356
	GSMS 14-GC20 AAB 3.655% 04/47	103,000	**	106,672
*	JPMCC 2015-JP1 A2 3.1438% 1/49	351,000	**	357,655
*	JPMCC 2012-C6 A3 3.5074 5/45	213,516	**	220,939
*	JPMCC 2012-C8 A3 2.8291% 10/45	330,663	**	333,076
*	JPMCC 13-C10 A5 3.1425% 12/47	542,000	**	553,726
*	JPMBB 14-C22 ASB 3.5036% 09/47	255,000	**	263,702
*	JPMBB 15-C29 A2 2.8596% 05/48	310,000	**	313,850
*	JPMCC 16-JP4 A2 2.9343% 12/49	384,000	**	389,461
*	JPMDB 16-C4 A1 1.4943% 12/49	1,274,251	**	1,252,358
	MSBAM 15-C22 ASB 3.04% 4/15/48	151,000	**	153,557
	MSBAM 2014-C14 A2 2.916% 2/47	508,258	**	513,150
	MSBAM 2013-C7 A4 2.918% 2/46	451,000	**	455,902
	MSBAM 2016-C32 A1 1.819% 12/49	217,234	**	215,263
	MSBAM 2012-C6 A4 2.858% 11/45	712,000	**	716,878
	MSBAM 2013-C8 A4 3.134% 12/48	516,000	**	526,363

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	MSBAM 2013-C11 A4 CSTR 8/46	166,000	**	177,533
	MSBAM 13-C13 ASB 3.557% 11/46	420,000	**	434,373
	MSBAM 2014-C16 ASB 3.477% 6/47	333,000	**	343,489
	MSBAM 2014-C17 ASB 3.477% 8/47	436,000	**	449,843
	MSBAM 2015-C21 ASB 3.15% 03/48	88,000	**	89,735
	MSBAM 2016-C31 A1 1.555% 11/21	152,829	**	150,263
	UBSBB 2012-C2 A4 3.525 5/63	343,000	**	355,263
	WFRBS 14-C20 ASB 3.638% 05/47	168,000	**	174,262
	WFRBS 2013-C14 A2 2.133% 6/46	125,171	**	125,387
	WFRBS 2013-C14 A5 3.337% 6/46	189,000	**	194,587
	WFRBS 2012-C9 A3 2.87% 11/45	377,000	**	380,421
	WFRBS 2012-C9 ASB 2.445% 11/45	149,455	**	149,948
	WFRBS 2011-C3 A4 4.375% 3/44	437,000	**	459,521
	WFRBS 2012-C7 A2 3.431% 6/45	271,000	**	279,081
	WFRBS 2012-C8 A2 1.881% 8/45	26	**	26
	WFRBS 2013-C11 A5 3.071% 03/45	1,086,000	**	1,104,603
	WFRBS 2013-C12 A4 3.198% 3/48	151,000	**	154,469
	WFRBS 13-C12 ASB 2.838% 03/48	69,000	**	69,687
	WFRBS 13-C16 ASB 3.963% 09/46	144,000	**	150,154
	WFRBS 14-C23 ASB 3.636% 10/57	201,000	**	209,333
	WFCM 2012-LC5 A3 2.918% 10/45	766,418	**	774,313
	WFCM 2012-LC5 ASB 2.528% 10/45	252,578	**	253,793
	WFCM 2013-LC12 A1 1.676% 7/46	171,519	**	171,558
	WFCM 2015-C27 ASB 3.278% 2/48	354,000	**	362,895
	WFCM 2016-C34 A2 2.603% 06/49	354,000	**	354,577
	WFCM 2016-C35 A2 2.495% 07/48	123,000	**	122,713
	WFCM 2016-LC25 1.795% 12/15/59	200,115	**	198,152
	WFCM 2016-C36 A1 1.453% 11/59	92,581	**	91,419
	WFCM 2016-C37 A1 1.944% 12/49	153,658	**	152,646
	WFCM 2016-C37 A2 3.103% 12/49	268,000	**	272,629

	Total Mortgage Backed Securities		—	54,268,883

	Asset Backed Securities:
	AMOT 2017-3 A2 2.04% 6/22	446,000	**	442,717
	ALLYA 2015-1 A3 1.39% 09/19	141,696	**	141,655
	ALLYA 2017-1 A3 1.7% 02/21	480,000	**	478,125
	AMXCA 2017-3 A 1.77% 11/22	636,000	**	630,857
	AMXCA 2017-6 A 2.04% 05/23	488,000	**	486,092
	AMXCA 2017-1 A 1.93% 09/22	879,000	**	875,705
	BACCT 2017-A1 A1 1.95% 08/22	772,000	**	769,216
	BACCT 2017-A2 A2 1.84% 1/23	678,000	**	671,928
	BMWOT 2016-A A3 1.16% 07/20	441,000	**	437,689
	BMWLT 2017-2 A3 2.07% 10/20	289,000	**	288,394
	CPART 17-1A A3 2.05% 03/21	345,000	**	343,702
	COMET 2015-A2 A2 2.08% 03/23	179,000	**	178,703
	COMET 2015-A8 A8 2.05% 08/23	430,000	**	428,437
	COMET 2016-A3 A3 1.34% 04/22	830,000	**	822,054
	COMET 2016-A4 A4 1.33% 6/15/22	656,000	**	648,242
	COMET 2017-A3 A3	628,000	**	624,687
	COMET 2017-A4 A4 1.99% 07/23	592,000	**	588,782
	CARMX 16-4 A3 1.4% 08/21	570,000	**	564,609
	CARMX 2014-4 A3 1.25% 11/19	63,875	**	63,836
	CARMX 2015-3 A3 1.63% 06/20	205,732	**	205,544
	CARMX 2015-1 A3 1.38% 11/19	98,358	**	98,281
	CARMX 2016-2 A3 1.52% 02/21	333,000	**	331,852
	CARMX 2017-4 A3 2.15% 10/22	244,000	**	243,035
	CARMX 2017-3 A3 1.97% 04/22	236,000	**	234,930
	CHAIT 2016-A2 A 1.37% 06/15/21	813,000	**	805,694
	CHAIT 2016-A5 A5 1.27% 07/21	660,000	**	652,607

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	CCCIT 2014-A6 A6 2.15% 07/21	1,322,000	**	1,336,475
	CCCIT 2016-A1 A1 0% 11/21	814,000	**	810,171
	CCCIT 17-A2 A2 1.74% 01/21	810,000	**	814,614
	CCCIT 2017-A3 A3 1.92% 04/22	703,000	**	701,764
	CCCIT 2017-A8 A8 1.86% 8/8/22	600,000	**	598,862
	CCCIT 2017-A9 A9 1.8% 09/21	602,000	**	601,599
	DCENT 2012-A6 A6 1.67% 01/22	1,387,000	**	1,380,181
	DCENT 2014-A4 A4 2.12% 12/21	639,000	**	639,908
	DCENT 2015-A2 A 1.9% 10/22	515,000	**	512,388
	DCENT 2016-A1 A1 1.64% 07/21	630,000	**	628,465
	DCENT 2016-A3 A3 1.85% 10/23	440,000	**	434,094
	DCENT 2016-A4 A4 1.39% 3/22	657,000	**	649,341
	DCENT 2017-A6 A6 1.88% 2/15/23	449,000	**	445,445
	FITAT 2017-1 A3 1.8% 02/22	371,000	**	368,649
	FORDF 2016-1 A1 1.76% 02/21	310,000	**	309,201
	FORDF 2016-3 A1 1.55% 07/21	824,000	**	817,168
	FORDF 2017-1 A1 2.07% 05/15/22	374,000	**	372,436
	FORDF 2017-2 A1 2.37% 09/22	595,000	**	593,349
	FORDR 14-1 A 2.26% 11/25	470,000	**	471,427
	FORDR 2014-2 A 2.31% 04/26	1,015,000	**	1,017,538
	FORD CRD 16-1 A 2.31% 08/27	249,000	**	248,430
	FORDR 2015-2 A 2.44% 01/27	327,000	**	328,603
	FORDO 2015-C A3 1.41% 02/20	255,051	**	254,746
	FORDO 2016-C A3 1.22% 03/21	669,000	**	661,892
	FORDO 2017-A A3 1.67% 6/21	573,000	**	569,813
	FORDR 2017-1 A 2.62% 8/28	319,000	**	319,562
	FORDO 2016-A A3 2.01% 07/20	543,644	**	542,194
	FORDO 16-B A3 1.33% 10/20	469,000	**	467,077
	GFORT 17-1 A1 2.22% 1/22 144A	510,000	**	509,184
	GMALT 2015-2 A3 1.68% 12/18	133,631	**	133,674
	HAROT 2016-2 A3 1.39% 4/20	267,074	**	266,357
	HAROT 2016-4 A3 1.21% 12/20	669,000	**	662,565
	HAROT 2017-1 A3 1.72% 07/21	555,000	**	551,666
	HUNT AUTO 16-1 A3 1.57% 11/20	326,000	**	324,892
	HART 2015-B A3 1.12% 11/19	225,606	**	225,129
	HART 2016-B A3 1.29% 4/21	717,000	**	709,794
	HART 2015-C A3 1.46% 02/20	337,105	**	336,634
	HFMOT 2016-1A A2 1.81% 03/21	351,000	**	350,227
	HART 2016-A A3 1.56% 09/20	220,000	**	219,512
	MBART 2016-1 A3 1.26% 02/21	625,000	**	621,042
	NMOTR 2016-A A2 1.54% 06/21	352,000	**	349,269
	NAROT 2017-A A3 1.74% 08/21	628,000	**	624,665
	NAROT 2016-B A3 1.32% 01/15/21	376,000	**	373,621
	NAROT 2016-C A3 1.18% 01/21	586,000	**	580,276
	NEF 2005-1 A5 4.74% 10/45	98,300	**	97,906
	SRT 2017-A A3 2.58% 01/21	574,000	**	572,783
	SSTRT 17-2A A3 2.04% 4/21 144A	358,000	**	355,931
	SSTRT 2016-1A A3 1.524% 03/20	371,000	**	369,612
	SSTRT 17-1A A3 1.89% 8/20	872,000	**	869,772
	SYNCT 2015-3 A 1.74% 9/21	215,000	**	214,902
	TAOT 2016-B A3 1.3% 04/20	288,550	**	287,633
	TAOT 2016-C A3 1.14% 08/20	373,000	**	370,674
	TAOT 2017-A A3 1.73% 2/21	438,000	**	436,076
	USAOT 2017-1 A3 1.79% 05/21	205,000	**	203,961
	USAOT 2015-1 A3 1.2% 06/19	29,696	**	29,700
	VZOT 16-1A A 1.42% 01/21	584,000	**	580,418
	VZOT 2016-2A A 1.68% 5/21	676,000	**	671,722
	VZOT 17-2A A 1.92% 12/21	360,000	**	357,823
	VZOT 2017-3A A1A 2.06% 04/22	600,000	**	597,299

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	WOART 2014-B A3 1.14% 01/20	130,161	**	129,986
	WOLS 2015-A A3 1.54% 10/18	155,462	**	155,542
	WOART 16-B A3 1.3% 2/22	544,000	**	539,004
	WOART 2016-A A3 1.77% 09/21	323,000	**	322,241

	Total Asset Backed Securities		—	42,954,257

	Corporate Bonds:
	APPLE INC 2.85% 5/6/21	510,000	**	520,352
	AUST & NZ BKG NY 2.25% 6/13/19	710,000	**	711,603
	AUS & NZ BKG 2.125% 8/19/20	398,000	**	397,944
	BANK OF MONTREAL 1.5% 7/18/19	1,000,000	**	996,983
	BK OF NOVA SCOTIA 2.05% 6/5/19	1,000,000	**	998,942
	BANK NOVA SCOTIA 2.8% 07/21/21	500,000	**	510,681
	BNK OF NOVA SCOTIA 2.7% 3/7/22	640,000	**	645,391
	BERKSHIRE HATH 1.7% 3/15/19	277,000	**	277,470
	BERKSHIRE HTHWY INC 2.1% 08/19	1,000,000	**	1,008,366
	BERKSHIRE HATH 2.2% 3/15/21	244,000	**	244,792
	BERKSHIRE HATH 2.75% 3/15/23	320,000	**	324,636
	CANADIAN IMP BANK 2.55% 6/22	926,000	**	920,585
	CHEVRON CORP NEW 1.961% 03/20	1,555,000	**	1,559,439
	CHEVRON CORP 2.419% 11/17/20	940,000	**	948,392
	CISCO SYSTEMS INC 2.125% 3/19	690,000	**	695,612
	CISCO SYSTEMS 2.45% 6/15/20	1,000,000	**	1,007,566
	CISCO SYSTEMS 1.85% 9/20/21	490,000	**	483,383
	COCA-COLA CO 1.15% 04/01/18	760,000	**	761,171
	COMMONWEALTH NY 2.25% 03/13/19	681,000	**	685,982
	COMMONWEALTH BK NY 2.3% 9/6/19	650,000	**	655,593
	COMMWLTH BK ASTL NYB 2.3% 3/20	310,000	**	312,319
	EXXON MOBIL CORP 2.726% 3/1/23	503,000	**	511,060
	EXXON MOBIL CORP 2.222% 3/1/21	640,000	**	643,209
	GENERAL ELEC CO 3.375% 3/11/24	602,000	**	626,374
	HSBC HOLDINGS 2.95% 5/25/21	1,000,000	**	1,009,723
	HSBC USA INC 2.25% 06/23/19	1,000,000	**	1,000,352
	JOHNSON & JOHNSON 2.25% 03/22	2,385,000	**	2,399,325
*	JPMORGAN CHASE 1.65% 9/23/19	2,000,000	**	1,991,877
	MASSMUTUAL 1.55% 10/11/19 144A	2,000,000	**	1,982,751
	MASSMUTUL GLBL 2.5% 4/22 144A	640,000	**	639,165
	MERCK & CO INC NEW 1.85% 02/20	1,000,000	**	1,001,618
	MET LFE GLB 1.55% 9/13/19 144A	1,500,000	**	1,489,750
	MET LIFE GLOB 2.65% 4/22 144A	950,000	**	955,522
	MICROSOFT CORP 1.625% 12/06/18	1,000,000	**	999,167
	MICROSOFT CORP 1.55% 8/8/21	1,000,000	**	979,726
	MIDAMERICAN ENE 2.4% 03/15/19	750,000	**	758,220
	NYLIFE GLBL 1.7% 9/14/21 144A	1,000,000	**	976,082
	NY LFE GLB 2.3% 6/10/22 144A	1,000,000	**	987,210
	NOVARTIS CAP 2.4% 05/17/22	1,000,000	**	1,000,268
	ONTARIO PROVINCE 1.25% 06/19	470,000	**	464,415
	ONTARIO PROVINCE CDA 2.4% 2/22	648,000	**	652,078
	ONTARIO PROV 4% 10/7/19	2,000,000	**	2,081,027
	ORACLE CORP 2.25% 10/8/19	1,150,000	**	1,161,037
	ORACLE CORP 1.9% 09/15/21	660,000	**	653,206
	PECO ENERGY CO 1.7% 9/30/21	660,000	**	644,750
	PRICOA GBL 1.45% 9/13/19 144A	497,000	**	491,406
	PRICOA GLBL 2.45% 9/21/22 144A	448,000	**	446,965

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	PROTECTVE LFE 2.615% 8/22 144A	450,000	**	447,731
	PROTECTIVE LF 2.161% 9/20 144A	456,000	**	453,613
	PUBLIC SVC ELEC 2.3% 09/15/18	1,000,000	**	1,007,565
	PUBLIC SVC ELEC 1.8% 06/01/19	700,000	**	697,488
	QUEBEC PROVINCE 2.375% 1/31/22	1,234,000	**	1,241,690
	ROYAL BK OF CDA 2.15% 03/15/19	340,000	**	342,141
	ROYAL BK CAN GL 2.35% 10/30/20	1,300,000	**	1,304,781
	ROYAL BANK OF CANA 2.15% 10/20	800,000	**	797,881
	SAN DIEGO G&E 3% 8/15/21	550,000	**	568,300
	SCHLUMBERG 2.35% 12/21/18 144A	872,000	**	874,521
	SHELL INTL FIN BV 2.125% 05/20	468,000	**	468,379
	SHELL INTL 2.25% 11/10/20	806,000	**	808,292
	SOUTHERN CA GAS 1.55% 6/15/18	1,000,000	**	998,308
*	STATE STREET CRP 1.95% 5/19/21	1,000,000	**	987,743
	SUMITOMO BKG 2.45% 1/10/19	430,000	**	435,943
	SUMITOMO BKG 2.25% 07/11/19	500,000	**	505,088
	TORONTO DOM BK 2.125% 7/02/19	340,000	**	343,521
	TORONTO DOMINION 2.25% 11/5/19	800,000	**	803,191
	TORONTO DOM BANK 2.125% 4/7/21	350,000	**	348,369
	TOTAL CAP CDA L 1.45% 01/15/18	416,000	**	418,685
	TOTAL CAP INTL 2.125% 01/10/19	700,000	**	707,720
	TOTAL CAP INTL 2.75% 06/19/21	340,000	**	343,670
	TOYOTA MOTOR CR 2% 10/24/18	700,000	**	703,478
	TOYOTA MOTOR CRDIT 2.125% 7/19	500,000	**	504,777
	TOYOTA MOTOR CR 1.55% 10/18/19	288,000	**	286,316
	TOYOTA MOTOR CORP 2.6% 1/11/22	780,000	**	793,676
	US BANK NA CIN 2.125% 10/19	1,451,000	**	1,456,766
	WELLS FARGO & CO 2.15% 1/15/19	1,392,000	**	1,407,944
	WELLS FARGO 3% 01/22/21	635,000	**	652,402
	WELLS FARGO & CO MTN 2.6% 7/20	460,000	**	468,084
	WESTPAC BANKING 4.875 11/19/19	620,000	**	653,404
	WESTPAC BANKING 1.6% 08/19/19	650,000	**	646,995
	WESTPAC BANKING 2.8% 1/11/22	651,000	**	664,137

	Total Corporate Bonds		—	64,356,084

	Synthetic guaranteed investment contract and wrapper contracts:
	ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE GUARANTEED INVESTMENT CONTRACT		**	833,021

	Total synthetic guaranteed investment contract and wrapper contracts		—	833,021

*	Participant loans	3.25% - 4.25% Maturing 2018 - 2023	**	69,958,932

	Total investments at year end		203,779,390	4,485,102,698

*	Party-in-interest
**	Historical cost is disclosed only for non-participant directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 21, 2018		NextEra Energy, Inc. Employee Retirement Savings Plan
(Name of Plan)

	By:	/S/ DEBORAH H. CAPLAN
Deborah H. Caplan Chairman of the Employee Benefit Plans Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23(a)	Consent of Crowe Horwath LLP